Exhibit 15.03

November 13, 2001

Southwestern Public Service Company:

      We are aware that Southwestern Public Service Company has incorporated by reference in its Registration Statement (Form S-3, File No. 333-63254) pertaining to Southwestern Public Service Company’s Debt Securities, its Registration Statement (Form S-3, File No. 333-05199) pertaining to Southwestern Public Service Company’s Preferred Stock and Debt Securities and its Form 10-Q for the quarter ended September 30, 2001, which includes our report dated November 13, 2001, covering the unaudited financial statements contained therein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statement prepared or certified by our Firm or a report prepared or certified by our Firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,

ARTHUR ANDERSEN LLP